Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GACW Incorporated
3110 West Ray Road, Suite 201
Chandler, AZ 85226
https://globalaircylinderwheels.com/

Up to $4,999,998.50 in Common Stock at $1.75
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GACW Incorporated
Address: 3110 West Ray Road, Suite 201, Chandler, AZ 85226
State of Incorporation: AZ
Date Incorporated: November 26, 2019

Terms:

Equity

Offering Minimum: $9,999.50 | 5,714 shares of Common Stock
Offering Maximum: $4,999,998.50 | 2,857,142 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $248.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 5 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based:

• USD 5,000 investment, 5% bonus shares

• USD 10,000 Investment, 7% bonus shares

• USD 20,000 Investment, 10% bonus shares

• USD 50,000 Investment, 12% bonus shares

• USD 100,000 Investment, 15% bonus shares

All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Global Air Cylinder Wheels will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75/ share, you will receive and own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

GACW Incorporated, a private company based in Phoenix, AZ, has designed, engineered and field tested a non-pneumatic wheel assembly called the Air Suspension Wheel (ASW). The patented technology replaces the traditional rubber tire, rim and chains used on large off-the-road mining trucks. GACW employs seven (7) people, contracts third party fabrication and sells through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels. The ASW solves a myriad of problems inherent with rubber tires; overheating, explosions, rapid wear and tear, expensive, costly to maintain, and environmentally disastrous. Other verticals are being pursued as well, including military and commerical trucking.

Competitors and Industry

The overall global tire market is projected to reach $322 billion in 2022 with projected CAGR of 8.4% between 2016-2024. The non-pnuematic wheel industry is broken down into various categories: (1) small wheels for gardening, wheelbarrows, golf carts; (2) mid-size wheels for cars, ATVs; (3) large wheels for tractors and construction equipment; and (4) extra-large wheel market, or Off-the-Road (OTR), for mining trucks.

The OTR market is estimated to reach $30 billion in 2022 and is currently the target market for GACW, and the only viable non-pnuematic solution currently available. The mid-size and large markets are being pursued as well through collaboration agreements with large manufacturing partners. These markets have tremendous competition with solid tires and airless tires being innovated and produced by global tire companies.

Currently, we believe there is no other company that offers a solution like the Air Suspension Wheel for massive mining vehicles and equipment. The Company is of the opinion that the mid-size tire market is very congested with several competitors offering alternative products such as solid core tires, airless tires, and mechanical wheels. One such company, Softwheel, based in Israel, has a similar technology to the ASW for use in wheelchairs and automobiles. We are of the opinion that dominant players in the tire industry in general are the Company's biggest potential competitors due to their potential ability to possibly sway mining companies away from our technology.

Current Stage and Roadmap

From the initial concept in 2011, the Air Suspension Wheel technology has been designed, engineered, manufactured, and field tested. Since 2016, four field tests at mine sites have been conducted with data procurement to enhance structural components and tread composition.

The Company is currently working through the Risk Assessment protocols with two global miners. The potential trials would include testing multiple wheel configurations in consideration of future commercial opportunities with mining firms.

The Company's plans for the year 2021 include: a) securing two (2) purchase orders for up to 30 wheels to be field tested with global miners and (b) testing 16 air suspension wheels on an agglomerate drum (Trommel) in Chile. Testing and purchase orders estimated to generate $1,500,000 in revenue.

Additional testing in 2021 is expected to yield positive results, leading to commericalization roll-out in 2022.

The Team

Officers and Directors

Name: Dr. Zoltan Kemeny

Dr. Zoltan Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President, and Treasurer
  Dates of Service: April 01, 2004 - Present
  Responsibilities: Engineering and overall direction of company. Salary: $162,000; Stock Options: 262,500 (Year 2020), 131,250 (Year 2021).

- **Position:** Director
  Dates of Service: November 26, 2019 - Present
  Responsibilities: Work jointly with other directors on material decisions

Other business experience in the past three years:

- **Employer:** 2019, LLC
  Title: President & Owner
  Dates of Service: April 01, 2004 - Present
  Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction.

Name: Harmen van Kamp

Harmen van Kamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Vice President of Global Sales
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Marketing and Sales. Salary: $96,000; Stock Options: 150,000 (Year 2020), 75,000 (Year 2021).

- **Position:** Director
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Part of the management team

Name: Mark Keenan

Mark Keenan's current primary role is with KHSS. Mark Keenan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Angel Investor. Salary: $0, no equity compensation.

Other business experience in the past three years:

- **Employer:** KHSS
  Title: Co-Founder & Chairman
  Dates of Service: January 01, 1997 - Present
  Responsibilities: Responsibilities related to the Board of Directors.

Name: Maria Kemeny

Maria Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: May 01, 2014 - Present
  Responsibilities: GACW's registered secretary. Salary: $0, no equity compensation.

Name: Jan Lorant

Jan Lorant's current primary role is with Gabor Lorant Architects Inc.. Jan Lorant currently services a few hours per month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director on Company Board
  Dates of Service: January 31, 2022 - Present
  Responsibilities: Advisor on business strategy. Salary: $0, plus 150,000 stock options under the ESOP vesting over four years.

Other business experience in the past three years:

- **Employer:** Gabor Lorant Architects Inc.
  Title: Owner / Principal
  Dates of Service: March 01, 1987 - Present
  Responsibilities: President and lead designer, providing architectural and engineering services to federal, state, and municipal entities.

Other business experience in the past three years:

- **Employer:** Lorant Group Inc.

Title: President
Dates of Service: January 01, 1990 - Present
Responsibilities: Manage the operations and the design/marketing of products.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to

be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Air Suspension Wheel or that the product may never be used to engage in commercialization. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in commercialization. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the advanced research and development stage for our Air Suspension Wheel. Delays or cost overruns in the development of our Air Suspension Wheel and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GACW Incorporated was formed on November 26, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GACW Incorporated has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Air Suspension Wheel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's has patents and patents pending. The GACW logo is trademarked. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Raw Materials and Trade Wars

GACW depends on third-party fabrication to make the Air Suspension Wheel. Raw materials procured to make the wheel are subject to price volatility (e.g. steel), make would affect the cost of making the product. Additionally, potential global trade wars and tariffs can directly impact GACW's ability to effectively manufacture product in countries deemed unacceptable to do business with.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Zoltan Kemeny	8,400,000	Preferred Stock	54.0
Dr. Zoltan Kemeny	39,469	Common Stock	54.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, 24% One Year Unsecured Convertible Note, and 12% Secured Convertible Redeemable Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,857,142 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 11,785,832 outstanding.

Voting Rights

1 vote per share. The Corporation also has the authority to issue shares of Common Stock with such voting rights as the Corporation deems appropriate.

Material Rights

GACW has issued and outstanding 6,222,775 common shares.

The total amount outstanding includes 4,000,780 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 1,562,277 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the

Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights

1.25 votes per share

Material Rights

There are no material rights associated with Preferred Stock.

24% One Year Unsecured Convertible Note

The security will convert into Common shares and the terms of the 24% One Year Unsecured Convertible Note are outlined below:

Amount outstanding: $75,000.00
Maturity Date: June 18, 2021
Interest Rate: 24.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: At the Noteholder's option

Material Rights

There are no material rights associated with 24% One Year Unsecured Convertible Note.

12% Secured Convertible Redeemable Note

The security will convert into Common shares and the terms of the 12% Secured Convertible Redeemable Note are outlined below:

Amount outstanding: $1,389,715.66
Maturity Date: December 31, 2022
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: At the Noteholder's option

There are no material rights associated with 12% Secured Convertible Redeemable Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,389,715.66
  Use of proceeds: Engineering, design, computer simulation, fabrication, shipping and general working capital
  Date: May 15, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Engineering, design, fabrication, shipping and general working capital
  Date: January 01, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: General working capital
  Date: November 15, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $807,875.00
  Number of Securities Sold: 1,702,166
  Use of proceeds: Engineering, fabrication, shipping and general working capital
  Date: January 20, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,000.00
  Number of Securities Sold: 8,000
  Use of proceeds: General working capital
  Date: September 16, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $820,864.00
  Number of Securities Sold: 2,610,975

Use of proceeds: Patent expenses, interest payments, engineering and design, and general working capital
Date: November 28, 2020
Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,400,000
  Use of proceeds: Founders Stock
  Date: November 26, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,307.00
  Number of Securities Sold: 60,614
  Use of proceeds: General working capital
  Date: September 15, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,256,506
  Use of proceeds: Shares issued on conversion of debt
  Date: September 10, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

GACW is pre-revenue. The Company's expenses consist of, among other things, professional fees, R&D, general and administrative, payroll, contractor expenses, and amortization. Total operating expenses in 2020 increased by $768,026 to $1,942,347. This increase was primarily due to a one time capitalization of interest costs and increased fabrication costs as the company's prototype was tested and redesigned.

Historical results and cash flows:

GACW is currently in the pre-production stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because 2021 purchase orders indicate dramatic revenue growth in the next three years. Our goal is to complete final testing of our Air Suspension Wheel by the end of 2021 and successfully deliver up to twenty units to paying clients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the Company had $37,310 in cash and cash equivalents.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised under the current campaign are important, but not crucial, as the Company has successfully raised money in the past through multiple investment sources but from mostly high net worth individuals.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As a percentage of of funds the company currently has, the $1,000,000 raise represents 90% of total funds. GACW is not relying on the crowdfunding campaign to ensure viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company would be able to operate less than a month if it raised the minimum amount. The Company averages a $120,000 monthly burn rate.

How long will you be able to operate the company if you raise your maximum funding

goal?

The Company would be able to operate 12 months if our offering reached its maximum funding goal. The Company averages a $120,000 monthly burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is in discussions for potential strategic joint ventures with major players in the industry.

Indebtedness

- **Creditor:** Wheels Investment, LLC
  Amount Owed: $1,389,715.66
  Interest Rate: 12.0%
  Maturity Date: December 31, 2022
  Debt is convertible at the noteholder's option into common shares of GACW at a conversion rate of $0.315, up to June 30, 2022. Note is redeemable by GACW at a rate of 110% of face value at anytime.

- **Creditor:** Terry Baldev Sangara
  Amount Owed: $75,000.00
  Interest Rate: 24.0%
  Maturity Date: June 18, 2021
  Face value convertible at noteholder's option into common shares of GACW at a rate of $0.315 per share. Noteholder also receives equal number of warrants to purchase additional shares at a price of $0.75 for a period of three years from conversion.

- **Creditor:** Wheels Investment LLC
  Amount Owed: $6,611.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $27,409,856.25

Valuation Details:

GACW set its valuation based on an analysis of the following factors:

1. 2021 estimated revenue of $1,500,000.

The Company projects sales in 5 separate mine locations for a total of 33 tires at an average price of just under $75,000 for a total of $2,463,000. The Company then discounted this number by 40% to remain conservative to get to a revenue number of $1,555,000, which we rounded down to $1.5M. The Company also projects costs of goods sold at $1.166M, operating expenses of $1.063M, EBITDA of ($674,417), and net income of ($939,473).

2. Patents and pending patents.

The Company's patent strategy is focused on (a) filing of a patent application with the US authorities, and (b) filing a PCT application, which provides a placeholder application in 153 countries. The PCT application provides coverage for 18 months by which time the Company must initiate the application for a full patent application in each nominated country where we seek protection.

The Company has assembled a patent portfolio of four (4) issued patents - 9399370, 10987969, 10987970, and10987971 - related to "Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has PCT applications filed.

3. Potential follow on revenue from trials into 2021 are estimated at $20 million.

The nature of this industry is that once a mine operator incorporates your product into their operation, they incorporate it into the whole operation. In one of the mines, we expect 2021 revenue of $660,000 when we are selling 16 tires for three vehicles. This specific mine has 208 vehicles, so if our tires were rolled out across this fleet, the potential revenue would be $13,840,000 from this single mine alone, and we expect to have revenue from 4 mines in 2021 and more mines in 2022.

4. Softwheel, a private company based in Israel, has a similar technology pursuing automotive and wheelchair applications. In 2018, Softwheel raised $25 million with valuation of $140 million. (Source: calcalistech.com).

5. Company has previously raised approximately a total of $3 million through the sale of equity and convertible notes.

Based on the factors above, GACW believes that it is worth a pre-money valuation of $27M.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

The pre-money valuation does not take into account any warrants, stock options, or convertible securities. The Company currently has $1,464,715.66 in Convertible Notes

outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  If the Company raises its minimum funding goal, it plans to use those funds for daily operations.

If we raise the over allotment amount of $4,999,998.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  8.5%
  Social media, print, video, and press releases

- *Research & Development*
  11.0%
  Engineering, design, computer modelling, testing

- *Company Employment*
  30.0%
  GACW employs seven people: CEO, Vice Chairman, VP Sales, Project Manager, Junior Engineer, Business Development, and Government Business Development.

- *Operations*
  3.0%
  Office, IT support, and insurance

- *Legal and Accounting*
  15.0%
  Patent expenses, legal, accounting, and audit

- *Interest Expense*

9.0%

GACW has a 12% secured, convertible, redeemable 12/30/2022 note outstanding in the amount of $1,389,715.66, plus a $75,000 unsecured 25% convertible note. Both notes are convertible at $0.315 per share.

- *Travel*
  6.0%
  Travel to mines and conventions

- *Fabrication Costs*
  14.0%
  GACW contributes to the costs of mine trials

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://globalaircylinderwheels.com/ (Under Investors tab, "Financials").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gacw

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GACW Incorporated

[See attached]



GACW INCORPORATED

Financial Statements and
Independent Auditors' Report

December 31, 2020 and 2019

GACW INCORPORATED

Years Ended December 31, 2020 and 2019

Table of Contents



INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Management of
GACW Incorporated
Chandler, Arizona

Opinion

We have audited the accompanying financial statements of GACW Incorporated (a C-corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations and stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GACW Incorporated as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has negative cash flows from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GACW Incorporated and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GACW Incorporated's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GACW Incorporated's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
December 23, 2021

GACW INCORPORATED
BALANCE SHEETS

December 31, 2020 and 2019

Assets

	2020	2019
Current assets		
Cash and cash equivalents	$ 37,310	$ 13,199
R&D refundable tax credit receivable	37,964	-
Prepaid expenses	25,530	-
Related party receivable	2,584	-
Total current assets	103,388	13,199
Patents, net	361,210	-
Software, net	6,929	-
Total assets	$ 471,527	$ 13,199

Liabilities and Stockholders' Equity (Deficit)

	2020	2019
Current liabilities		
Accounts payable	$ 181,666	13,295
Accrued liabilities	70,617	189,070
Settlement liability	17,500	-
Convertible debenture, net of discount	53,761	-
Current portion of convertible notes payable	6,611	550,000
Total current liabilities	330,155	752,365
Long term liabilities		
Warrant liability	56,466	-
Convertible notes payable, net of current portion	1,389,716	1,000,000
Total long term liabilities	1,446,182	1,000,000
Total liabilities	1,776,337	1,752,365
Stockholders' equity (deficit)		
Preferred stock, no par value, 10,000,000 shares authorized;		
9,500,000 shares issued and outstanding	100,000	-
Common stock, no par value, 10,000,000 shares authorized;		
4,477,553 and 500,000 shares issued and outstanding, respectively	2,397,900	-
Preferred stock - to be issued	-	100,000
Common stock - to be issued	64,307	-
Additional paid-in capital	29,480	-
Retained earnings	(3,896,497)	(1,839,166)
Total stockholders' equity (deficit)	(1,304,810)	(1,739,166)
Total liabilities and stockholders' equity (deficit)	$ 471,527	$ 13,199

See independent auditors' report and accompanying notes to the financial statements.

-3-

GACW INCORPORATED
STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019

	2020	2019
Operating expenses		
Professional fees	$ 218,129	$ 36,960
R&D expense	305,902	472,518
General and administrative	113,871	89,436
Payroll and related expense	214,744	-
Contractor expense	366,036	399,630
Amortization expense	1,066	-
Total operating expenses	1,219,748	998,544
Operating loss	(1,219,748)	(998,544)
Other income (expense)		
Interest expense	(781,387)	(189,071)
Settlement expense	(17,500)	-
Amortization of note discount	(19,977)	-
Change in fair value of warrant liability	(12,898)	-
Loss on loan payable	-	-
Exchange gain (loss)	(5,821)	-
Total other income (expense)	(837,583)	(189,071)
Net loss	$ (2,057,331)	$ (1,187,615)

GACW INCORPORATED
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019

	Preferred Stock		Common Stock		Preferred Stock To be issued	Common Stock To be issued	Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount					
Balance, December 31, 2018	-	$ -	-	$ -	$ -	$ -	$ -	$ (651,551)	$ (651,551)
Founders shares	9,400,000	-	-	-	-	-	-	-	-
Common stock for services	-	-	500,000	-	-	-	-	-	-
Preferred stock issued for cash	-	-	-	-	100,000	-	-	-	100,000
Net loss	-	-	-	-	-	-	-	(1,187,615)	(1,187,615)
Balance, December 31, 2019	9,400,000	-	500,000	-	100,000	-	-	(1,839,166)	(1,739,166)
Preferred shares issued for cash	100,000	100,000	-	-	(100,000)	-	-	-	-
Common shares issued for cash	-	-	1,856,104	884,265		5,000	-	-	889,265
Common shares issued as compensation	-	-	118,000	47,268	-	59,307	-	-	106,575
Conversion of note principal and interest	-	-	1,256,231	1,100,000	-	-	-	-	1,100,000
Conversion of related party accrued expenses	-	-	51,959	16,367	-	-	-	-	16,367
Shares issued for patents	-	-	695,259	350,000	-	-	-	-	350,000
Stock based compensation - warrants	-	-	-	-	-	-	19,933	-	19,933
Warrants issued for patents	-	-	-	-	-	-	11,210	-	11,210
Stock based compensation - options	-	-	-	-	-	-	2,491	-	2,491
Beneficial conversion of note payable	-	-	-	-	-	-	39,414	-	39,414
Reclassification of warrant liability	-	-	-	-	-	-	(43,568)	-	(43,568)
Net loss	-	-	-	-	-	-	-	(2,057,331)	(2,057,331)
Balance, December 31, 2020	9,500,000	$ 100,000	4,477,553	$ 2,397,900	$ -	$ 64,307	$ 29,480	$ (3,896,497)	$ (1,304,810)

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (2,057,331)	$ (1,187,615)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Amortization	21,043	-
Gain (loss) in warrant FMV	12,898	-
Stock based compensation	128,999	-
Penalty interest on note	550,000	-
(Increase) decrease in assets:		
R&D refundable tax credit	(37,964)	-
Prepaid expense	(25,530)	-
Related party receivable	(2,584)	-
Increase (decrease) in liabilities:		
Accounts payable	168,371	13,295
Accrued liabilities	287,630	189,070
Settlement liability	17,500	-
Net cash used in operating activities	(936,968)	(985,250)
Cash flows from investing activities		
Purchase of software	(7,995)	-
Net cash used in investing activities	(7,995)	-
Cash flows from financing activities		
Proceeds from notes payable	6,611	1,550,000
Proceeds from convertible debenture	73,198	-
Proceeds from preferred stock - to be issued	-	100,000
Proceeds from common stock	884,265	-
Proceeds from common stock - to be issued	5,000	-
Net owner distributions	-	(672,590)
Net cash provided by financing activities	969,074	977,410
Net increase (decrease) in cash and cash equivalents	24,111	(7,840)
Cash and cash equivalents at beginning of year	13,199	21,039
Cash and cash equivalents at end of year	$ 37,310	$ 13,199
Supplement Noncash Investing and Financing Activities		
Shares issued for note conversion	550,000	-
Shares & warrants issued for patents	361,210	-
Capitalization of Interest	389,716	-
Warrant liability for FX warrants	40,793	-
Beneficial conversion note discount	$ 39,414	$ -
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ 399	$ 221

See independent auditors' report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of GACW Incorporated ("GACW" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

GACW Incorporated was formed in 2013, is a C-Corporation and is headquartered in Chandler, Arizona.

GACW (Global Air Cylinder Wheels) is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and lies on over 200 years of combined engineering experience. The Air Suspension Wheel ® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts under federally insured limits.

R&D Tax Credit Receivable

The Company applied and qualified for with the Arizona Commerce Authority a refund of a portion of the Company's 2020 tax year excess R&D Credit. The Company was issued a certificate of qualification providing for approval of a maximum refund in the amount of $37,964.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $6,291 and $2,325 for the years ended December 31, 2020 and 2019, respectively, and are included in the general and administrative expense line item on the statements of operations.

Patents

Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 15 years. Unissued patents are not amortized but reviewed annually for impairment.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement

determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value. The Company issued stock warrants during 2020 that were valued using the Binomial option pricing model and were calculated using level three inputs. The following table show balance sheet accounts measured on a recurring basis as of December 2020. There were no balance sheet accounts that were measured at fair value on December 31, 2019.

	December 31, 2020			
	Level 1	Level 2	Level 3	Total
Warrants issued in CAD	$ -	$ -	$ 56,484	$ 56,484
	$ -	$ -	$ 56,484	$ 56,484

Shipping and handling costs
Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Patents

During the year ended December 31, 2020, the Company purchased a group of 29 patents for $361,210 in shares and warrants. As the patents have not yet been issued, no amortization has been recorded. Once the patents have been issued, they will be assigned a useful life and amortized over the assigned life. These patents are pledged as collateral to Wheels Investment, LLC for the secured note as described in Note 4.

	2020	2019
Patents	$ 361,210	$ -
Accumulated amortization	-	-
Patents, net	$ 361,210	$ -

Note 3 – Software

In April of 2020, the Company purchased software in the amount of $7,995. The software was assigned a useful life of five years. During the year ended December 31, 2020, the Company recorded $1,066 of Amortization expense.

	2020	2019
Software	$ 7,995	$ -
Accumulated amortization	(1,066)	-
Software, net	$ 6,929	$ -

GACW INCORPORATED
Notes to the financial statements

Years Ended December 31, 2020 and 2019

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

	2020	2019
Convertible note payable to a related party with an interest rate of 12%. Note is secured and maturity date is December 31, 2022. The patents owned by GACW are pledged as collateral for this note. The note can be converted on or before June 30, 2022 at the lesser of $0.315 per share or the lowest price per share offered by the Company in a sale of its capital stock.	$ 1,389,716	$ 1,000,000
Convertible note payable to a related party with a zero interest rate, however contained a penalty of $550,000 if not paid by maturity date. Note is unsecured and maturity date is September 20, 2020. The note was not paid by maturity date and triggered the penalty. Both principal and penalty were converted into 1,256,231 shares in October of 2020.	-	550,000
Note payable to a related party with an interest rate of 0%. Note is unsecured and due upon demand.	6,611	-
Convertible debenture in the amount of $100,000 CAD. The initial note discount was $39,414 and the Company recorded $19,977 in amortization in 2020. The debenture bears interest at 24% per annum. The maturity date is June 18th of 2021. At any time prior to the maturity date, the holder may exercise the debenture into units at price per unit that is the lowest of $0.76 CAD or the lowest value per common share in a financing, or the price or deemed price attributed to the common shares pursuant to a going public transation. Each unit consists of one common share and one common share purchase warrant. Each warrant shall entitle the holder thereof to acquire one common share at an exercise price of $1.00 CAD per share for a period of three years following the date of issuance.	53,761	-
Total notes payable	1,450,088	1,550,000
Current portion of notes payable	(60,372)	(550,000)
Total notes payable, net of current portion	$ 1,389,716	$ 1,000,000

Future minimum payments for each of years ended December 31 are as follows:

2021	$	60,372
2022		1,389,716
2023		0
2024		0
2025		0
Thereafter		0
	$	1,450,088

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $3,896,497, is pre-revenue, and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans

to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Common Stock

The Company has the authority to issue no par value, 10,000,000 shares of common stock in such classes as the Company deems appropriate.

In 2019, the Company issued 500,000 shares of common stock for services. There was no value ascribed to the common stock as the Company determined only a nominal value would apply at that point in the Company's history.

During 2020, the Company issued 1,856,104 shares of common stock for cash proceeds of $884,265 and additional 10,000 shares to be issued in the amount of $5,000. The Company issued 118,000 shares of common stock for services valued at $47,268 and additional 151,842 shares to be issued valued at $59,307 along with 508,500 warrants valued at $19,933.

In 2020, the Company issued 1,256,231 shares of common stock for conversion of an outstanding convertible note in the amount of $1,100,000 as described in Note 4.

During 2020, the Company issued 51,959 shares of common stock in exchange for outstanding related party accrued expenses valued at $16,367.

During 2020, the Company issued 695,259 shares of common stock in exchange for a group of 29 patents along with 324,266 warrants valued at $11,210.

Note 7 – Preferred Stock

The Company has the authority to issue 10,000,000 shares of preferred stock in such classes as the Company deems appropriate.

In 2019, the Company issued 9,400,000 founders preferred shares. The Company further sold 100,000 preferred shares for $100,000. As of December 31, 2019, the Company had 9,400,000 preferred shares issued and 100,000 preferred shares to be issued and outstanding.

During 2020 the 100,000 to be issued preferred shares were issued; no other preferred stock transactions occurred. As of December 31, 2020, the Company had 9,500,000 preferred shares issued and outstanding.

Note 8 – Stock Options

During 2020, the Company issued a 2020 stock option plan in which a share of common stock may be purchased upon exercise of an option will be determined by the committee but will not be less than 100% of the Fair Market Value of a share of common stock on the date such option is granted. During the year ended, the Company issued 600,000 options. These vest over a period of four years and were issued on December 15, 2020. As of December 31, 2020, 0 options were exercised, and 0 options have expired.

The Company utilizes the Black Scholes option model to value the share price of the Company's common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in $2,491 of stock-based compensation recorded in 2020 related to the vested portion of those options. The remaining $154,425 of the stock-based compensation will be expensed over the remaining three years and 11 months.

See the table below for options outstanding as of December 31, 2020 and 2019:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Number of Options Exercisable
Outstanding at December 31, 2018	-	$ -	-	-
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2019	-	-	-	-
Granted	600,000	0.315	11.50	150,000
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2020	600,000	$ 0.315	11.50	150,000

Note 9 – Warrants

The fair value of the warrants issued during the year issued was measured at the date of issuance using the Black-Scholes option pricing model using the following assumptions:

	For the year ended December 31, 2020
Forfeiture rate	0%
Stock price	$.315 to $.75 per share
Exercise Price	$.50 to $1.00 per share
Volatility	76%
Risk free interest rate	0.50%
Expected life	2 years
Expected divdend rate	0%
Fair value of warrants	$68,998

Breakdown of the warrants outstanding as of December 31, 2020 and 2019 are detailed below:

	Warrants outstanding as of December 31, 2020	Warrants outstanding as of December 31, 2019	Remaining contractual life term as of December 31, 2020	Remaining contractual life term as of December 31, 2019
Patents	324,266	-	2.89 years	-
Subscription Sales	767,167	-	2.06 -3 years	-
Legal Settlement	200,000	-	3 years	-
Total	1,291,433	-		-

During the year ended December 31, 2020, 0 warrants in USD were exercised and 0 warrants have expired.

In accordance with ASC guidance Topic 815 "Derivatives and Hedging," and ASC Topic 830 "Foreign Currency Translation," the warrants with a Canadian Dollar exercise price are considered not to be indexed to the Company's own stock as the Company's reporting and functional currency is set in USD. All warrants (with the Canadian Dollar exercise price) were re-

classified as liability at date of issuance and revalued at December 31, 2020. The fair value of the warrants was measured on December 31, 2020, using the Binomial option pricing model using the following assumptions:

	For the year ended December 31, 2020
Forfeiture rate	0%
Stock price	.315 per share
Exercise Price	$.50 to $1.00 per share
Volatility	76%
Risk free interest rate	0.50%
Expected life	2 years
Expected divdend rate	0%
Fair value of warrants	$56,466

The breakdown of the warrants (issued in Canadian Dollar) outstanding as of December 31, 2020 and 2019 are detailed below.

	Warrants outstanding as of December 31, 2020	Warrants outstanding as of December 31, 2019	Remaining contractual life term as of December 31, 2020	Remaining contractual life term as of December 31, 2019
Subscription Sales	568,022	-	2.89 years	-
Broker Warrants	17,480	-	2.16 -3 years	-
Total	585,502	-		-

During the year ended December 31, 2020, $43,586 was reclassified from additional paid in capital to warrant liability. As a result of the fair market valuation utilizing the Binomial option pricing method, an additional $12,898 warrant liability was recorded. During the year ended December 31, 2020, 0 warrants issued in Canadian Dollar were exercised and 0 have expired.

Note 10 – Related Party Transactions

The Company has a dormant subsidiary, CACW based in Canada. To date there has been no activity in the related subsidiary.

A director of the Company is also the Wheels Investment, LLC managing member which would classify Wheels Investment, LLC as a related party.

On July 18, 2018, the Company entered into a secured loan agreement with Wheels Investment, LLC ("Wheels). The balance of this loan was $1,000,000 as of December 31, 2019. The loan was amended and the accrued interest was capitalized on November 20, 2020. The balance of this loan was $1,389,980 as of December 31, 2020.

On September 30, 2019 the Company entered into an unsecured loan agreement with Wheels Investment, LLC. The balance of this loan was $550,000. On September 10, 2020 the $550,000 was converted to equity. A penalty of $550,000 was accrued and also converted to equity on September 10, 2020. The total number of shares issued for this balance was 1,256,231.

Wheels Investment, LLC advanced $350,000 for patent expenses. GACW issued 694,984 shares in exchange for this advance. These patents are pledged to Wheels Investment, LLC as collateral for the secured loan as described in Note 4.

Note 11 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2018 are open for inspection. The Company is also required to file taxes in the State of Arizona.

The Company currently has a tax net operating loss of approximately $3,700,000 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and Arizona rate of 4.9%, the deferred tax asset is approximately $950,000 and the valuation allowance is $950,000 which nets to a deferred tax asset of $0 as of December 31, 2020. The deferred tax asset and valuation allowance as of December 31, 2019, is approximately $470,000 representing a change of $480,000 on the allowance from 2019 to 2020.

Note 12 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

During 2020, there was a claim brought by a former employee. A settlement agreement was reached in the amount of $17,500 to be paid subsequent to year end and 200,000 warrants as described in Note 9. The settlement liability of $17,500 is recorded as a liability on the balance sheet.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 13 – Subsequent Events

A total of 2,245,128 common shares were issued in 2021 as set out below:

- Employee salaries were partially converted to 12,000 common shares at $0.50
- Third party referral fee paid through the issuance of 31,500 at $0.315.
- 700,000 common shares issued at $0.415 CAD.
- 33,000 common shares issued at $0.64 CAD.
- 195,700 common shares issued at $0.50 USD.
- 561,500 common shares issued at $0.315 USD.
- 611,428 common shares issued at $1.75 USD.

- 100,000 warrants for common shares were exercised at $0.50 USD.

A total of 1,344,350 warrants were issued in 2021 as set out below:

- 350,000 warrants issued with exercise price of $0.66 CAD.
- 350,000 warrants issued with exercise price of $.83 CAD.
- 16,500 warrants issued with exercise price of $1.02 CAD.
- 265,000 warrants issued with exercise price of $0.50 USD.
- 265,000 warrants issued with exercise price of $0.63 USD.
- 97,850 warrants issued with exercise price of $0.80 USD.

A total of 620,000 options were issued in 2021 with an exercise price of $0.315.
A total of 187,500 options were forfeited in 2021.

Management has evaluated subsequent events through December 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no other material events were identified which would require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Global Air Cylinder Wheels has reinvented the wheel by introducing an eco-friendly and cost efficient alternative to the extremely pollutive rubber tire.

Once a rubber tire has outlived its usefulness, old tires are often left in landfills, buried or burned, releasing harmful chemicals and heavy metals into water and air. According to National Geographic, tires account for up to 10% of microplastics in the world's oceans.

We are changing that. Our Air Suspension Wheels reduce the need for dirty rubber by providing a scalable, cost-effective solution designed to last the full lifetime of the vehicle.

The Air Suspension Wheel is an airless mechanical wheel constructed primarily of steel with in-wheel suspension.

An industry that uses and disposes of rubber tires at an alarming rate, is the mining industry.

Off-the-Road rubber mining tires only last six to nine months due to their intensive use.

On the other hand, Air Suspension Wheels last as long as the vehicle itself and therefore save up to 60% in costs. They are also safer, stronger, and are 100% recyclable.

The Air Suspension Wheel underwent extensive field testing and is near commercialization into the projected $30 billion, Off-the-Road tire market.

There is great potential in the construction, agriculture, automotive, trucking, bicycle, and even armored vehicle industries.

Currently, the Air Suspension Wheel has no direct competitors and has a well-protected patent portfolio.

Tire use and its negative environmental impact must change.

Help us change the tire industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRST AMENDMENT TO ARTICLES OF INCORPORATION
OF GACW INCORPORATED

WHEREAS, GACW, Incorporated filed its Articles of Incorporation with the Arizona Corporation Commissions on November 26, 2019, and was assigned Filing No. 19122709342670 (the "Corporation").

WHEREAS, the Corporation desires to amend its Articles of Incorporation.

THEREFORE, the Corporation amends its Articles of Incorporation as follows:

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock and 20,000,000 shares of common stock in such classes and with such voting rights as the Corporation deems appropriate.

Except as amended by this First Amendment, the Corporation restates its Articles of Incorporation as if set forth in full herein. In the event of a conflict between the Articles of Incorporation and this First Amendment, the terms of this First Amendment shall control.

Dated this 2nd day of January 2020.

GACW Incorporated

By: _____
       Zoltan Kemeny

Its: President